April 5, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:
Martin James
Praveen Kartholy
Kate Tillan

Re: Form 10-K for the Fiscal Year Ended December 31, 2012

Ladies and Gentlemen:

This letter is in response to the staff's comments, dated March 25, 2013, regarding the Form 10-K for the fiscal year ended December 31, 2012 filed by Colfax Corporation (“the Company” or “we,” “us” or “our”). Below are our responses to the staff's comments. For the convenience of the staff, we have set out each of the staff's comments in italics immediately preceding our corresponding response.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 8. Financial Statements

Note 4. Acquisitions, page 56

1.
Please tell us the amounts of revenue and earnings of each of Charter and Soldex since the acquisition date included in the consolidated income statement for the reporting period. Refer to FASB ASC 805-10-50-2.

The revenues for Charter and Soldex since the acquisition dates included in the consolidated income statement for the year ended December 31, 2012 were $3,233 million and $21.6 million, respectively. Revenues from acquired entities are clearly identified in the "Net sales by major products" table of Note 17, "Segment Information" in the Notes to Consolidated Financial Statements in our Form 10-K for the Fiscal Year Ended December 31, 2012 (the "Form 10-K"). The Net loss attributable to Colfax Corporation common shareholders for Soldex included in the consolidated income statement for the year ended December 31, 2012 was $1.7 million. Due to the refinancing of the Company's borrowing arrangements, the restructuring of the Corporate function of both entities into a single Corporate office and numerous other shared resources given the scale of the Charter Acquisition, quantification of the earnings included in the consolidated income statement for the year ended December 31, 2012 related to Charter is impracticable.

2.
With respect to your acquisition of Charter, please tell us why the initial accounting for the business combination was incomplete and the nature and amount of any measurement period adjustments recognized since December 31, 2012. Please also tell us whether the initial accounting is now complete. Refer to FASB ASC 805-10-50-6.

The initial accounting for the Charter acquisition was incomplete as of December 31, 2012 due to the finalization of the valuation of specific tax items. Provisional amounts were recorded in the December 31, 2012 accounts, which were adjusted in the 2013 first quarter for facts existing at the acquisition date that we had not obtained at December 31, 2012. The complexity of this information and the need to collect it from many countries necessitated the provisional accounting. There were no developments after the acquisition date that impacted the final values. As of the filing date of our Form 10-K, we had identified the approximate range of necessary adjustments that required further refinement. Given the immateriality of these adjustments in relation to our Consolidated Balance Sheet and the anticipated time to complete the refinement relative to our filing timeline, we made the decision to record the final acquisition accounting adjustments during the first quarter of 2013. The accounting for this business combination was completed during the first quarter of 2013, resulting in adjustments to the following financial statement line items, which will be disclosed in our quarterly report on Form 10-Q for the quarter ended March 29, 2013 when filed:

(in thousands)
Current assets	$922
Non-current assets	(6,702)
Current liabilities	(5,915)
Non-current liabilities	(11,830)
Net increase in Goodwill	$(23,525)

3.	With respect to the Charter acquisition, please tell us the acquisition-date fair value of each major class of consideration. Refer to FASB ASC 805-30-50-1.

As discussed in Note 4, “Acquisitions” in the Notes to Consolidated Financial Statements in our Form 10-K, Charter shareholders received 730 pence in cash and 0.1241 newly issued shares of Colfax Common stock in exchange for each share of Charter's ordinary stock. Additionally and as further discussed in Note 11, “Equity” in the Notes to Consolidated Financial Statements in our Form 10-K, the consideration paid to Charter shareholders resulted in the issuance of 20,735,493 shares of Common stock. As such, the fair value of the total consideration is calculated as follows:

(in thousands, except share data and share price)
Newly issued shares of Colfax common stock	20,735,493
Colfax common stock price	$32.90
Fair value of stock consideration	$682,198
Total cash consideration	1,869,853
Total consideration	$2,552,050.7197

We will revise future filings to explicitly state that the $2.6 billion consideration paid consisted of $1.9 billion of cash consideration and $0.7 billion fair value of common stock on the date of acquisition.

Note 16. Commitments and Contingencies, page 82

4.
We note that the average cost of resolved claims have declined by approximately 57% from that in 2011. Also, we note that even with this decline in average cost, the total liability relating to asbestos claims on page 84 did not significantly change. Tell us the significant factors that resulted in the decline of the average cost of resolved claims and the reason why this did not have a significant change in your estimated liabilities.

As discussed in Note 16, “Commitments and Contingencies” in the Notes to Consolidated Financial Statements in our Form 10-K, the annual average settlement payment per asbestos claim has fluctuated and we expect it to continue to fluctuate in the future. The average cost of asbestos claims resolved during the year ended December 31, 2012 includes an increase in asbestos claims dismissed without payment in both our legacy fluid handling business and our newly acquired business unit. As such, inclusion of higher numbers of claims dismissed without payment does not impact our total estimated asbestos liability. This liability at December 31, 2012 includes consideration of all business units, but is largely related to the legacy fluid handling business.

Note 17. Segment Information, page 85

5.	Please tell us about the company's analysis in determining that it has two reportable segments under ASC 280-10-50. Your response should address the following:

•	Please tell us the title(s) of your chief operating decision maker(s).

•
Please describe the contents of the operating results that are regularly reviewed by your chief operating decision maker to make decisions about resources to be allocated and assess performance. Refer to FASB ASC 280-10-50-1.

•	Explain whether any operating segments were aggregated under ASC 280-10-50-11 and if so, why, providing a quantitative and qualitative analysis.

•	Summarize the type of information you provide to your CODM about each of the Fluid Handling, ESAB and Howden groups and how the CODM uses the information.

Colfax's Chief Executive Officer serves as the Company's chief operating decision maker (“CODM”). Our Chief Executive Officer has exclusive and plenary authority for the function of allocating resources to and assessing the performance of each operating segment. Based on Colfax's organization and operations, and how operating results are regularly reviewed by the CODM for purposes of assessing performance and allocating resources, management has concluded that Colfax operates in three operating segments for purposes of reporting under ASC 280-10-50: fluid handling, gas handling and fabrication technology. As of the date of the filing of the Company's Form 10-K, each operating segment had a Chief Executive Officer who reported directly to the CODM. Colfax's CODM regularly reviews a monthly reporting package containing discrete financial information regarding the operations of the Company at the operating segment level.

Based on management's evaluation of the criteria in ASC 280-10-50-11, it was determined that the fluid handling and gas handling operating segments met the aggregation criteria to be included as a single reporting unit: Gas and fluid handling. The Company's qualitative and quantitative analysis is as follows:

ASC 280-10-50-11 states that two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, which the company evaluated as follows:

Economic Characteristics: Management compared the profitability, risk and growth of the gas handling and fluid handling operating segments in order to determine whether they possess similar economic characteristics.

Profitability: The Company's gas-handling operating segment was newly acquired during the year ended December 31, 2012 and the associated margins for the 2012 periods had not yet reflected the anticipated benefits of the Colfax Business System (“CBS”). We employ a comprehensive set of tools that we refer to as CBS, which is our business management system. CBS is intended to provide tools and techniques to ensure that we are continuously improving our ability to meet or exceed customer requirements on a consistent basis, and in turn we expect to increase future profitability and cash flows within this operating segment. ASC 280-10-55-7A states that the similarity of the economic characteristics should be evaluated based on future prospects and not necessarily on the current indicators only. Once CBS processes are fully implemented, we expect the gas handling business to have similar gross margins as fluid handling. Gross margins for the two operating segments are already reasonably closely aligned in the 30% to 35% range. These margins are fairly typical for industrial capital goods businesses and can fluctuate within this range depending on factors such as total volume, mix between fore- and after-market products and regional and market differences. Gross margins in the fluid-handling segment during 2010 and 2011 were approximately 4% higher than gas handling's gross margins and in the first quarter of 2012 the difference was 5%. The difference in gross margins converged during 2012 to a difference of 2.5% (an 8% differential between margins) in the fourth quarter of 2012. Much of the gross margin recorded in the earlier quarters of 2012 was based on backlog accumulated prior to the Colfax acquisition, which presented limited opportunities for immediate improvement. However, as our CEO has discussed on our quarterly earnings conference calls and other webcasted investor events, over the next three years we expect margins of our gas handling operating segment to improve 2% to 3% more than our fluid handing margins. As we have outlined above, we believe that the application of the CBS tools to the newly acquired gas handling business will permit the gross margins to be quite similar within a three year period.

Risk: As gas- and fluid-handling products and services are sold to similar customers (in many cases the same customers) across the same end markets, they are exposed to the same general economic risks. The offering of both fore- and after-market products and services in similar proportion by both of the operating segments exposes them to similar cyclicality over the long and short cycle.

Growth: Given that both operating segments serve the same end markets with a similar proportion of project and after-market business, they are expected to have similar organic growth rates over the long term. In 2011, organic growth rates of each operating segment were within 2% of each other. The divergence of growth rates in 2012 was largely caused by political considerations related to deferral of pipeline construction in several countries. These same political considerations will impact 2013 growth rates, but we expect growth rates to be very similar again beginning in 2014.

Additionally, ASC 280-10-50-11 further requires segments to be similar in all of the following areas:

Nature of products and services: Both the gas handling and fluid handling operating segments provide highly engineered foremarket equipment that requires custom tailoring to meet the customers' specific needs with similar levels of backlog and times from order receipt to customer delivery. Both operating segments also provide a similar level of more standardized aftermarket products.

Nature of production processes: Products in both the gas handling and fluid handling operating segments are manufactured in facilities located throughout the world and range from those with standard specifications to those that are highly engineered and tailored to customer needs. In some instances, products from the gas-handling operating segment are incorporated into the fluid-handling systems; specifically the multi-phase pumping systems primarily sold to customers in the oil, gas and petrochemical end markets.

Type or class of customer for their products and services: Customer base of both the gas handling and fluid handling operating segments includes commercial and governmental customers in the power generation, oil, gas and petrochemical, mining, marine (including defense) and general industrial and other end markets. The principal element of competition by the markets served by these operating segments are the technical ability to meet customer specifications, product quality and reliability, brand names, price, application expertise and engineering capabilities and timely delivery and strong aftermarket support.

Methods used to distribute their products or provide their services: The products and services of both the gas handling and fluid handling operating segments are primarily sold directly to customers, with some sales through local distributors.

Nature of regulatory environment: Both the gas handling and fluid handling operating segments are subject to various federal, state and local laws, regulations and ordinances relating to the protection of the environment, product liability laws, environmental health and safety laws, etc. Neither is exposed to specific regulations that do not apply to the other.

Based on management's analysis, as outlined above, we believe that disclosure of the individual operating segments would not be meaningful to investors given their similarity.

As discussed above, Colfax's CODM regularly reviews a monthly reporting package containing discrete financial information regarding the operations of the Company at the operating unit level. This report includes the following information for the current and year to date periods illustrating the variance to the forecast and budget: orders for each of the gas handling and fluid handling operating segments, sales by operating segment, adjusted segment operating profit by operating segment, the components of EBIT, earnings per share and adjusted earnings per share on a Colfax Consolidated basis and summarized segment operating income and segment operating margin on a reportable segment level (for the gas- and fluid handling and fabrication technology reportable segments). This monthly reporting package also includes details regarding the Company's restructuring expense, the components of working capital, headcount and other key metrics at the operating segment level. This monthly reporting package is used by the CODM to evaluate results and performance and to determine the allocation of resources.

6.
We note that $3.1 billion of your total sales of $3.9 billion in 2012 were from foreign locations. Please tell us whether revenues from external customers attributed to any individual foreign country are material. Please also tell us the basis for attributing revenues from external customers to individual countries. Similarly, please tell us whether long-lived assets in an individual foreign country are material. Refer to FASB ASC 280-10-50-41.

The Company attributes revenues from external customers to individual countries based upon the country in which the sale was originated. For the year ended December 31, 2012, there were no material concentrations of sales within any individual foreign country. Sales in any one foreign country did not represent more than 10% of the Company's total net sales. Additionally, the Company did not have any material concentrations of property, plant and equipment in any individual foreign country as no foreign country represented in excess of 10% of the Company's total property, plant and equipment. As the Company does not allocate all long-lived assets, specifically intangible assets, to each individual country, evaluation of long-lived assets in total is impracticable.

* * * * *

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter or if you would like any additional information, please contact me at (301) 323-9005.

Very truly yours,

/s/ C. Scott Brannan
Colfax Corporation

By: C. Scott Brannan
Title: Senior Vice President, Finance, Chief Financial Officer and Treasurer